Filed by Kookmin Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Kookmin Bank

Commission File No. 001-15258

Date: July 7, 2008

Important Information

In connection with its proposed establishment of a financial holding company, Kookmin Bank has filed and will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and amendments thereto and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Kookmin Bank on the Investor Relations section of its website at www.kbstar.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Kookmin Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Kookmin Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Kookmin Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Kookmin Bank, including on Form 20-F and on the Form F-4 that Kookmin Bank will file with the SEC. Kookmin Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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The following press release was made by Kookmin Bank on July 4, 2008.

Young-Key Hwang Nominated as Candidate

for Chairman of KB Financial Group

Chairman of KB Financial Group and President of Kookmin Bank To Be Separate

In a special meeting held on July 4, 2008, the Board of Directors of Kookmin Bank (the “Bank”) nominated Young-Key Hwang as the candidate for Chairman of KB Financial Group Co., Ltd. (tentative) (“KB Financial Group”), which is expected to be established by the end of September 2008. Mr. Hwang’s candidacy has been unanimously recommended by the Financial Holding Company Chairman Nominating Committee (the “Committee”), which was formed on May 30, 2008 and is comprised of all nine non-executive directors of the Bank.

The Committee judged the qualifications of potential candidates in five areas: (i) leadership and character, (ii) global management ability, (iii) ability to manage large organizations, (iv) mergers and acquisitions capabilities and (v) financial sector expertise (including expertise in non-banking sectors). Utilizing multiple executive search firms as well as an internal nomination process, the Committee selected an initial pool of 22 potential candidates, which was reduced to a shortlist of ten candidates then a final list of four candidates through internal screening processes. Following evaluation of the reputations and qualifications of, and in-depth interviews with, these four candidates, the Committee selected Young-Key Hwang as its recommended candidate to serve as the Chairman of Kookmin Financial Group.

With the approval of the Bank’s stockholders at the extraordinary general meeting of stockholders expected to be held on August 25, Mr. Hwang will be confirmed as the Chairman of KB Financial Group.

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